FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December,2002

VOTORANTIM CELULOSE e PAPEL S.A.

(Votorantim Pulp and Paper Inc.)
(Translation of registrant's name into English)
Alameda Santos, 1357-6(Degree) Floor
01419-908, Sao Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOTORANTIM CELULOSE e PAPEL S.A.
(Registrant)

Date: December 09, 2002

By: /s/ Valdir Roque
-----------------------------------
Name: Valdir Roque
Title: Chief Financial Officer

VCP Announces Accounting Adjustment for 4Q02

São Paulo, December 9, 2002 VOTORANTIM CELULOSE E PAPEL S.A. (VCP) (NYSE: VCP; BOVESPA: VCPA4) today announced an adjustment to its accounting that will have an impact on its Fourth Quarter 2002 earnings.

VCP prepares its US GAAP financial statements under SFAS 52 and is required to test the carrying value of its investments for impairment. Starting in 2002, SFAS 142 requires companies reporting under US GAAP to reevaluate the carrying value of goodwill, taking into account the updated market price of acquired shares, which is considered to be the fairest value reference for potential impairment.

In November 2001, VCP acquired 127,506,457 common shares of Aracruz Celulose S.A., representing 28.0% of the voting shares capital and 12.35% of the total capital of Aracruz, for US$ 370 million, which included an amount attributed to goodwill of US$ 155 million.

Consistent with current US GAAP practices, VCP expects to reduce the carrying value of its investment to market value before December 31, 2002. Based on a market price of US$17.11 for Aracruzs ADRs on December 3rd, 2002, the pre-tax impact on VCP 2002 results, as shown below, would be approximately US$ 160 million. The resulting charge will have neither effect on VCPs cash flow nor EBITDA, and does not reflect any change in VCPs positive perception of Aracruzs financial condition and prospects.

Calculation of Goodwill Impairment Test

Aracruz total outstanding shares 1,032,071

Aracruz shares held by VCP 127,506

VCP total stake in Aracruz 12.35%

Aracruz ADR share price (12/3/02) US$ 17.11

Market Price of VCPs Aracruz shares (12/3/02) US$ 218 million

Book Value of VCPs Aracruz shares US$ 378 million

Impairment (write off) US$ 160 million

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Votorantim Celulose e Papel S.A. - VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.